

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

August 1, 2008

By U.S. mail and facsimile

Mr. Fletcher Jay McCusker
Chief Executive Officer
The Providence Service Corporation
5524 East Fourth Street
Tucson, Arizona 85711

>   **Re: The Providence Service Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed on March 14, 2008**
>   **File No. 000-50364**

Dear Mr. McCusker:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 68

1.   Please separately present the provision for doubtful accounts as an adjustment to reconcile net income to net cash provided by operating activities. Refer to footnote 17 in paragraph 115 of SFAS 95 for additional guidance.

Notes to Consolidated Financial Statements, page 70

Note 6. Acquisitions, page 82

2.   You present preliminary allocation of the purchase prices for various 2007
        acquisitions. It appears to us that these allocations were not finalized as of year
        end. Please provide the fact and reasons to the footnote as required by paragraph
        51 (h) of SFAS 141.

Note 9. Business Segments, page 95

3.   We note in your letter to us dated November 22, 2006, that you proposed to
        include certain disclosures regarding segment reporting in future filings. We
        could not locate the proposed disclosures in your Form 10-K. Please include the
        disclosures or tell us why you did not include them in your Form 10-K as you had
        proposed.

Note 11. Earnings per Share, page 98

4.   We note that your denominator for basic earnings per share on a weighted average
        basis was 11,744,856 for 2007. We further note that the number of common
        shares outstanding at December 31, 2006 and 2007, was 12,171,127 and
        12,756,392, respectively. Please tell us why the weighted average number of
        shares outstanding for 2007 was lower than the beginning and ending outstanding
        share amounts. In addition, tell us how you treated the exchangeable shares for
        purposes of computing earnings per share and the basis for your treatment.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services